SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Ampex Corporation
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    032092108
                                    ---------
                                 (CUSIP Number)

                                Craig L. McKibben
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 759-6301
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 1997
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /



Check the following box if a fee is being paid with this Statement:  /  /




414618.6



                                  SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page 2  of   15   Pages
          ----------                                                                             --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SH Securities Co., LLC
          13-3912827
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /  /     (b) /  /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*


-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                400,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                0

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                400,000

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                0

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.9%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
-----------------------------------------------------------------------------------------------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.6




                                                               SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page  3 of   15   Pages
          ---------                                                                              --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sherborne Investments Corporation
          51-0364504
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /     (b) / /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                         1,450,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                         ----------------------------------------------------------------------------------------------------------
                          8         SHARED VOTING POWER
                                             0

                         ----------------------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                         1,450,000

                         ----------------------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                             0

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,450,000
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.2%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          HC
-----------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


414618.6




                                                               SCHEDULE 13D
----------------------------------------------                                              ---------------------------------------
CUSIP No. 032092108                                                                           Page 4  of   15   Pages
          ---------                                                                                --    ------
----------------------------------------------                                              ---------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sherborne Holdings Incorporated
          13-3513642
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /   (b) / /

          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                693,566
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                693,566

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                0

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   913,222
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.0%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          HC
-----------------------------------------------------------------------------------------------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

414618.6




                                                               SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page 5  of   15   Pages
          ---------                                                                              --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Newhill Partners, L.P.
          13-3389798
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /   (b) / /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                693,566
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                693,566

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                0

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   913,222
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.0%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


414618.6




                                                               SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page  6 of   15   Pages
          ---------                                                                              --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sherborne & Company Incorporated
          22-2569328
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /   (b) / /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSUR  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                1,070,545
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                1,070,545

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                0

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,290,201
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.8%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


414618.6




                                                               SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page  7 of   15   Pages
          ---------                                                                              --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Craig L. McKibben
          ###-##-####
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /   (b) / /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          AF
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                358,000
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                577,656

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                2,704,415

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,282,071
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          / /
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.2%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------------------------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.6




                                                               SCHEDULE 13D
---------------------------------------------                                              ----------------------------------------
CUSIP No. 032092108                                                                         Page 8  of   15   Pages
          ----------                                                                             --    ------
---------------------------------------------                                              ----------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward J. Bramson
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /   (b) / /
          N/A
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          / /
-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
-----------------------------------------------------------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
                                                5,282,955
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            -------------------------------------------------------------------------------------------------------
                             8         SHARED VOTING POWER
                                                219,656

                            -------------------------------------------------------------------------------------------------------
                             9         SOLE DISPOSITIVE POWER
                                                5,282,955

                            -------------------------------------------------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                                2,407,480

-----------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   7,910,091

-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          ||
-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   17.4%
-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-----------------------------------------------------------------------------------------------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


414618.6

                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D



     This Amendment No. 10 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed by the parties named below and certain other parties (collectively, "Filing Parties") relating to the Class A Common Stock ("Class A Stock") of Ampex Corporation (the "Company"). Certain information in the Schedule 13D which has not changed since the filing of the most recent amendment thereto is not restated herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

     This Amendment No. 10 is being filed pursuant to Section 13d(1) of the Securities Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 thereunder by the Filing Parties named below, each of whom has a business address at 65 East 55th Street, New York, NY 10022.

     1. SH Securities Co. LLC, a New York limited liability company ("SHS"), of which Edward J. Bramson, one of the Filing Parties, is the sole managing member. SHS's principal business is the ownership of Class A Stock of the Company. SHS has no other executive officers or directors.

     2. Sherborne Investments Corporation, a Delaware corporation ("SIC"), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. SIC's principal business is the ownership of Class A Stock of the Company.

     3. Sherborne Holdings Incorporated, a Delaware corporation ("SHI"). SHI's principal business is the ownership of shares of the Company and of Lanesborough Corporation, a Delaware corporation.

     4. Newhill Partners, L.P. ("NLP"), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP's principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

     5. Sherborne & Company Incorporated, a Delaware corporation ("SCI"), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI's principal business is to act as General Partner of NLP.


                                                     Page 9 of 15 Pages
414618.6

     6. Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer, and a director of the Company. Mr. McKibben is also an officer and director of each other corporation that is a Filing Party herein (other than SIC) and a limited partner of NLP.

     7. Edward J. Bramson, Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and a director of each other corporation that is a Filing Party herein.

     Additional   information  regarding  the  Filing  Parties  named  above  is contained in Item 2 and Schedule 1 of the Schedule 13D and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item 4.  Purpose of the Transaction.

         Not Applicable.

Item 5.  Interest in Securities of the Issuer.

         (a)      As of the close of business on May 31, 1997:

               (i) SHS owned 400,000 shares of Class A Stock of the Company, representing approximately 0.9% of the outstanding shares of Class A Stock of the Company.

               (ii) SIC owned 1,450,000 shares of Class A Stock of the Company, representing approximately 3.2% of the outstanding shares of Class A Stock of the Company.

               (iii) SHI owned directly or through a wholly-owned subsidiary 693,566 shares of Class A Stock. In addition, SHI holds the right to vote 219,656 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Craig L. McKibben. Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 913,222 shares of Class A Stock, representing approximately 2.0% the outstanding Class A Stock of the Company.

               (iv) NLP owned all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 913,222 shares, representing approximately 2.0%, of the outstanding Class A Stock of the Company.

               (v) SCI owned directly 376,979 shares of Class A Stock, and SCI is deemed to be the beneficial owner of all shares beneficially owned by NLP, as SCI is the general partner of NLP, the sole stockholder of SHI. Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 1,290,201 shares, representing approximately 2.8% of the outstanding Class A Stock of the Company.


                                                             Page 10 of 15 Pages

414618.6

               (vi) Mr. McKibben owned directly 219,656 shares of Class A Stock, held vested options to acquire 208,000 shares of Class A Stock under the Company's 1992 Stock Incentive Plan, and held options to acquire 150,000 shares of Class A Stock granted to him by SHI. (Mr. McKibben has granted a proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company in 1997. If he acquires any shares upon exercise of outstanding stock options or otherwise during 1997, such shares would be subject to such proxy.) In addition, Mr. McKibben serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust") and the Buffalo Color Master Trust (the "Buffalo Color Trust"), which hold 2,407,480 and 296,935 shares of Class A Stock, respectively, as to which Mr. McKibben may be deemed to share investment power. Accordingly, Mr. McKibben is deemed to be the beneficial owner of 3,282,071 shares of Class A Stock, representing approximately 7.2% of the Class A Stock of the Company.

               (vii) Mr. Bramson owned directly 2,359,910 shares of Class A Stock, and held vested options to acquire an aggregate of 2,500 shares of Class A Stock under the Company's 1992 Stock Incentive Plan. Mr. Bramson is also deemed beneficially to own 2,920,545 shares of Class A Stock owned or controlled by the other Filing Parties named herein, and 219,656 shares covered by the above-mentioned proxy. In addition, Mr. Bramson serves as co-administrator of the Ampex Retirement Trust, which holds 2,407,480 Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 7,910,091 shares, representing approximately 17.4% of the outstanding Class A Stock of the Company.

               (viii) The Filing Parties named herein, collectively, may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 8,207,026 shares, or approximately 18%, of the outstanding Class A Stock of the Company.

         (b)      No change.

         (c) Except as disclosed in Annex A hereto, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to the Schedule 13D, dated March 31, 1997.

         (d)      No change.

         (e)      Not Applicable.

         (f) The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material Filed as Exhibits.

         Not applicable.

                                                             Page 11 of 15 Pages
414618.6

         After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   May 31, 1997

                                            SH SECURITIES CO., LLC


                                            By:      /s/ Edward J. Bramson
                                                     ---------------------
                                                     Name:  Edward J. Bramson
                                                     Title: Managing Member


                                            SHERBORNE INVESTMENTS CORPORATION


                                            By:      /s/ Edward J. Bramson
                                                     ---------------------
                                                     Name:  Edward J. Bramson
                                                     Title: President


                                            SHERBORNE HOLDINGS INCORPORATED


                                            By:      /s/ Craig L. McKibben
                                                     ---------------------
                                                     Name:  Craig L. McKibben
                                                     Title: Vice President


                                            NEWHILL PARTNERS, L.P., by its
                                             general partner, Sherborne &
                                             Company Incorporated


                                            By:      /s/ Edward J. Bramson
                                                     ---------------------
                                                     Name:  Edward J. Bramson
                                                     Title: President


                                           SHERBORNE & COMPANY INCORPORATED


                                            By:      /s/ Craig L. McKibben
                                                     ---------------------
                                                     Name:  Craig L. McKibben
                                                     Title: Vice President




                                                             Page 12 of 15 Pages

414618.6

                                                      /s/ Craig L. McKibben
                                                     ---------------------
                                                     Craig L. McKibben



                                                      /s/ Edward J. Bramson
                                                     ---------------------
                                                     Edward J. Bramson

                                                    Page 13 of 15 Pages
414618.6

                           Annex A to Amendment No. 10
                                 to Schedule 13D




                         Description of Transactions in
                       Class A Stock of Ampex Corporation


    Name of Filing Party           Date of Sale                    Number of Shares               Price Per Share
    --------------------           -------------------             ----------------               ---------------
Sherborne Investments                    5/12/97                         6,000                       $5.875
  Corporation
                                         5/19/97                        10,000                       5.875
                                         5/20/97                         4,000                       5.75
                                                                         2,000                       5.875
                                                                         5,000                       5.812
                                         5/21/97                         2,000                       6.375
                                                                        11,000                       6.50
                                         5/30/97                        10,000                       6.50

Sherborne Holdings                        5/8/97                        10,000                       5.6875
  Incorporated

Sherborne & Company                      5/21/97                        10,000                       6.437
  Incorporated
                                         5/22/97                         2,500                       6.25
                                                                         7,500                       6.375
                                         5/23/97                        15,000                       6.25
                                         5/27/97                         3,000                       6.25
                                                                         5,000                       6.187
                                                                         7,000                       6.125
                                         5/28/97                        10,000                       6.687
                                                                        15,000                       6.50
                                         5/29/97                         5,000                       6.687
                                                                        15,000                       6.625
                                                                         5,000                       6.75
                                         5/30/97                         2,500                       6.437
                                                                        12,500                       6.375




                                                             Page 14 of 15 Pages

414618.6


                                ANNEX A (cont'd)

    Name of Filing Party           Date of Sale                    Number of Shares               Price Per Share
    --------------------           -------------------             ----------------               ---------------

Edward J. Bramson                         5/2/97                         5,000                       5.5625
                                          5/6/97                         5,000                       6.375
                                          5/7/97                         5,000                       5.9375
                                          5/9/97                         5,000                       5.9375
                                         5/12/97                         5,000                       5.75
                                         5/13/97                         5,000                       5.8125
                                         5/14/97                         5,000                       5.8125
                                         5/15/97                         5,000                       5.6875
                                         5/16/97                         5,000                       5.6875
                                         5/20/97                         5,000                       5.8125




                  All of the foregoing transactions were effected in brokerage transactions on the American Stock Exchange.

                                                             Page 15 of 15 Pages

414618.6